This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580
Date: March 7, 2023

Ritchie Bros. Urges Shareholders to Vote Today “FOR” Proposed Acquisition of IAA

IAA Acquisition Accelerates Ritchie Bros.’ Growth Strategy and Is a Unique Opportunity to Deliver Returns Significantly in Excess of Standalone Value

Independent Proxy Advisory Firm Egan-Jones Recommends Ritchie Bros. Shareholders Vote “FOR” All Proposals to Approve Acquisition of IAA

Special Meeting of Shareholders is Fast Approaching – Vote Promptly by Internet, Telephone or ProxyEdge

Board Continues to Unanimously Recommend that Ritchie Bros. Shareholders Vote
“FOR” All Proposals on the WHITE Proxy Card

VANCOUVER, BC, March 7, 2023 – Ritchie Bros. Auctioneers Incorporated (NYSE: RBA) (TSX: RBA) (“Ritchie Bros.”) today reiterated the Board of Directors’ unanimous recommendation that Ritchie Bros.’ shareholders vote “FOR” all proposals listed on the WHITE proxy card in connection with the upcoming Special Meeting of Shareholders related to the acquisition of IAA, Inc. (NYSE: IAA) (“IAA”). In addition, Ritchie Bros. stated that independent proxy advisory firm Egan-Jones Proxy Services (“Egan-Jones”) has recommended that Ritchie Bros. shareholders vote “FOR” the transaction.

The Special Meeting, which is scheduled for March 14, 2023, is fast approaching. Shareholders are urged to vote TODAY to ensure their vote is promptly recorded. Materials related to the Special Meeting and instructions on how to vote “FOR” the IAA acquisition can be found at www.RBASpecialMeeting.com.

Ann Fandozzi, CEO of Ritchie Bros., said, “A vote ‘FOR’ the IAA acquisition is a vote ‘FOR’ the Board, management team and strategy that have delivered outstanding returns for Ritchie Bros.’ shareholders, including a 48% return over the past several years[i]. The IAA acquisition is a unique opportunity to drive even greater growth and value creation far exceeding what Ritchie Bros. could achieve standalone. Our Board and management team are confident that this is the right transaction at the right time and that we have the industry experience and operating expertise to capture the significant upside potential we can create together with IAA.”

In reiterating the Board’s recommendation that Ritchie Bros. shareholders vote “FOR” the IAA acquisition, Ritchie Bros. noted:

The strategic and financial benefits of the IAA transaction are compelling for Ritchie Bros. shareholders. IAA expands our reach into an attractive, adjacent vertical with a growing, countercyclical business. We believe the Ritchie Bros. + IAA combination will act as an accelerant to our transformation and enable us to build on our record of growth and superior value creation well into the future. Indeed, the $350 million to $900 million[ii] of total estimated potential EBITDA from expected cost savings and revenue opportunities represents up to an additional $76 per share in potential value[iii] — more than double Ritchie Bros.’ closing stock price of $60.89 as of yesterday, March 6, 2023. This potential value is comprised of up to $61 per share of potential value from cost savings and incremental revenue opportunities at the pre-transaction blended multiple and up to $15 per share of potential value from multiple expansion to the average IAA-Ritchie Bros. blended multiple since the IAA spin.

Further, the transaction will more than double Ritchie Bros.’ gross transaction value (GTV)[iv] as of year-end 2022, as we offer more customers more value-added services and solutions, supporting deeper relationships and accelerating our marketplace flywheel.

The estimated cumulative free cash flow[v] of $2.5 billion from 2023 to 2026 will provide financial flexibility to continue investing in the business and enabling rapid deleveraging to 2.0x[vi] adjusted EBITDA within 24 months post close.

Ritchie Bros.’ management team is proven and has the right experience to successfully execute on this transaction. Detailed integration plans have been developed; dedicated, experienced integration operators and leaders have been appointed; and a steering committee with clear charters, milestones and KPIs has been established to drive integration accountability. We are excited to bring Ritchie Bros. and IAA together and look forward to the significant value creation opportunities ahead.

In making its recommendation that Ritchie Bros. shareholders vote “FOR” all proposals being considered at the Special Meeting, Egan-Jones stated in its March 6, 2023 report[vii]:

“We believe that there is a compelling reason to vote on the proposed merger of RBA and IAA as the benefits of combining the two companies outweigh the benefits of remaining as a stand-alone company. In our view, the merger sets a realistic approach of shareholder value creation and maximization in the long-run.”

“We believe that the merger will be financially accretive to RBA representing a $250-$780M of EBITDA potential to accelerate de-leveraging, thus enhancing capital allocation, capital return and cost reduction. We believe that the financial attractiveness of the transaction will further drive growth opportunities for RBA.”

“We believe that IAA’s business will complement RBA’s strategic vision to position itself as a key player in the industry. By the consummation of transaction, it is expected that combined yard footprint will enhance customer experience and strong market position, thereby opening cost synergies and revenue opportunities.”

EVERY VOTE IS IMPORTANT

RITCHIE BROS. SHAREHOLDERS ARE ENCOURAGED TO VOTE “FOR” THE IAA TRANSACTION ON THE WHITE PROXY CARD TODAY

The Ritchie Bros. Board of Directors unanimously recommends that shareholders vote “FOR” all proposals listed on the WHITE proxy card and discard any green proxy card sent by Luxor Capital Group LP.

It is important that Ritchie Bros.’ shareholders vote as soon as possible, no matter how many shares you own. Even if you have already voted using a green proxy card, you have the right to change your vote by simply using the WHITE proxy card and voting “FOR” all proposals listed. Only your last-dated proxy card will count.

Any shareholder with questions about the Special Meeting or in need of assistance in voting their shares should contact:

Laurel Hill	MacKenzie Partners, Inc.
North American Toll Free: 1-877-452-7184	North American Toll Free: 1-800-322-2885
Outside North America: 416-304-0211	Email: proxy@mackenziepartners.com
Email: assistance@laurelhill.com

Shareholders may also visit www.RBASpecialMeeting.com for additional information

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is a global asset management and disposition company, offering customers end-to-end solutions for buying and selling used heavy equipment, trucks and other assets. Operating in a number of sectors, including construction, transportation, agriculture, energy, mining, and forestry, the company's selling channels include: Ritchie Bros. Auctioneers, the world's largest industrial auctioneer offering live auction events with online bidding; IronPlanet, an online marketplace with weekly featured auctions and providing the exclusive IronClad Assurance(R) equipment condition certification; Marketplace-E, a controlled marketplace offering multiple price and timing options; Ritchie List, a self-serve listing service for North America; Mascus, a leading European online equipment listing service; Ritchie Bros. Private Treaty, offering privately negotiated sales; and sector-specific solutions GovPlanet, TruckPlanet, and Ritchie Bros. Energy. The company's suite of solutions also includes Ritchie Bros. Asset Solutions and Rouse Services LLC, which together provides a complete end-to-end asset management, data-driven intelligence and performance benchmarking system; SmartEquip, an innovative technology platform that supports customers' management of the equipment lifecycle and integrates parts procurement with both OEMs and dealers; plus equipment financing and leasing through Ritchie Bros. Financial Services. For more information about Ritchie Bros., visit RitchieBros.com.

Photos and video for embedding in media stories are available at rbauction.com/media.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, EBITDA, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging, cash flow generation and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “can,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s management believes the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, EBITDA, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to generate cash flow and/or finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial forecasts and/or KPI targets; any legal impediment to the payment of the special dividend by RBA; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Non-GAAP Financial Measures

This communication contains certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA and free cash flow. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in the SEC filings of RBA.

Ritchie Bros. Contacts

Investors

Sameer Rathod Vice President, Investor Relations & Market Intelligence

(510) 381-7584

srathod@ritchiebros.com

Media

Barrett Golden / Lucas Pers / Haley Salas

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

[i] The period from January 3, 2020, the last trading day prior to Ann Fandozzi’s appointment as CEO, through January 31, 2023

[ii] Potential opportunities and related information included for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Figures are illustrative and un-discounted

[iii] Potential opportunities and related information included in this communication are for illustrative purposes only and do not imply future targets, expectations or guidance. Estimates do not incorporate potential costs to achieve or specific timeframes. Value per share upside reflects illustrative EV / NTM EBITDA range of 13 – 16x, based on pre-transaction blend at the low end and illustrative ~3.0x rerating at the high end, informed by both (i) observed historical average blended multiple since IAA spin and (ii) blend of top decile observed EV / NTM EBITDA multiples for Ritchie Bros. and IAA over last twelve-month period ending November 4, 2022. Figures are illustrative and un-discounted

[iv] GTV represents gross transaction value, which is the total proceeds from all items sold at the company’s auctions and online marketplaces. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in the company’s consolidated financial statements

[v] Represents estimated cumulative unlevered free cash flow generated from '23E –'26E. Unlevered free cash flow defined as adj. EBITDA including net realizable synergies less cash taxes, less capital expenditures and less changes in net working capital inclusive of estimated integration costs

[vi] Leverage ratio represents net debt, calculated as pro forma debt less cash, divided by Adjusted EBITDA per company’s reported definition, which includes add-backs for share-based payments expense, acquisition-related costs, loss / (gains) on disposition of property plant and equipment, change in fair value of derivatives, and non-recurring advisory, legal and restructuring costs. ~2.0x targeted leverage ratio assumes $110mm run-rate cost synergies

[vii] Permission to use quotes neither sought nor obtained